April 4, 2012	Writer’s Direct Contact
212.468.8179
apinedo@mofo.com

Via Edgar

Katherine Hsu
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Incapital Trust Products LLC
Amendment No. 4 to Registration Statement on Form S-3
File No. 333-178604

Dear Ms. Hsu:

On behalf of our client, Incapital Trust Products LLC (the “Depositor”), please find attached hereto for review Amendment No. 4 to the Registration Statement on Form S-3 (“Amendment No. 4”).

We wanted to highlight the changes included in Amendment No. 4 for the Staff in order to facilitate the Staff’s review.  As we have discussed with the Staff, the Depositor has removed the ability to include structured notes or market-linked investments in a trust.  In addition, to address the Staff’s previously issued comments, Amendment No. 4 clarifies that the Depositor will file a post-effective amendment if an underlying issuer should be identified as a co-registrant.  In the amendment, the disclosure consistently notes that derivative instruments will be used only to hedge or to provide credit enhancement.

We appreciate in advance the Staff’s attention to this filing, and, as discussed, we would look to file an exhibit only filing with legal opinions and seek effectiveness as promptly as practicable.

Sincerely,

Anna T. Pinedo

cc:	Indira Lall
David Lynn